Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
May 17, 2017
________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2017
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 22, 2017, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, or the Meeting.

The Meeting is being called for the following purposes:

(1)
To approve the re-election each of Mr. Aharon Yaari, Mr. Ofer Gonen, Dr. Vickie Driver and Mr. Stephen T. Wills (who are incumbent directors) to the Company’s Board of Directors, or the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)	To approve the election of Mr. Sharon Kochan as an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law;

(3)	To approve the election of Mr. Nissim Mashiach as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(5)
To approve the grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of Dr. Driver and Messrs. Wills, Kochan and Mashiach, contingent upon their election to the Board at the meeting pursuant to Proposals 1 to 3 above

(6)	To approve the extension of our sublease agreement with Clal Life Science L.P., a subsidiary of our controlling shareholder; and

(7)	To approve the 2016 annual bonus of Gal Cohen, our President and Chief Executive Officer;

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2016, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission, or the SEC, on February 21, 2017 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposals 2, 3, 6 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statement attached hereto) and do not have a personal interest (which we refer to as a conflict of interest in the Proxy Statement attached hereto) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Shareholders of record of shares as of the close of business on May 22, 2017 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of 2017 Annual General Meeting of Shareholders and accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 20, 2017 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

This notice, proxy statement and related proxy card are also being furnished to SEC in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on May 23, 2017, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Aharon Yaari Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of MediWound Ltd, or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, June 22, 2017, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card are being made available to holders of MediWound ordinary shares, on or about May 27, 2017.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 22, 2017, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election each of Mr. Aharon Yaari, Mr. Ofer Gonen, Dr. Vickie R. Driver and Mr. Stephen T. Wills (who are incumbent directors) to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)	To approve the election of Mr. Sharon Kochan an external director of the Company, subject to and in accordance with the provisions of the Israeli Companies Law (5759-1999), or the Companies Law;

(3)	To approve the election of Mr. Nissim Mashiach as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(5)
To approve the grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of Dr. Driver and Messrs. Wills, Kochan and Mashiach, contingent upon their election to the Board at the meeting pursuant to Proposals 1 to 3 above;

(6)	To approve the extension of our sublease agreement with Clal Life Science L.P., a subsidiary of our controlling shareholder; and

(7)	To approve the 2016 annual bonus of Gal Cohen, our President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2016, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on February 21, 2017 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 17, 2017, we had 21,954,078 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, May 22, 2017, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 2, 3, 6 and 7 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority of the ordinary shares voted in favor of the proposal includes a majority of the ordinary shares voted at the Meeting that are held by non-controlling shareholders (and solely with respect to Proposal 6, both controlling and non-controlling shareholders) who do not have a personal interest under the Companies Law (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) in the approval of the proposal, excluding abstentions; or

•
the total number of shares held by non-controlling (and solely with respect to Proposal 6, even controlling shareholders), disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors our the Company or its general manager.  With respect to certain matters relating to the approval of related party transactions and executive compensation, a controlling shareholder also includes a person that holds 25% or more of the voting rights in a company if no other shareholder holds more than 50% of the voting rights in a company.  A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of a company or from any other position with the Company. Clal Biotechnology Industries Ltd. is a controlling shareholder of our Company.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 2, 3, 6 and 7 and determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 2, 3, 6 and 7; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposals 2, 3, 6 and 7, a shareholder must inform us before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder (other than with respect to Proposal 6) or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder (other than with respect to Proposal 6) and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards the special majority required for approval of these proposals), you must check the box for Proposal 2a on the accompanying proxy card when you record your vote on Proposal 2, check the box for Proposal 3a on the accompanying proxy card when you record your vote on Proposal 3, check the box for Proposal 6a on the accompanying proxy card when you record your vote on Proposal 6 and check the box for Proposal 7a on the accompanying proxy card when you record your vote on Proposal 7. If you believe that you, or a related party of yours, is a controlling shareholder (other than with respect to Proposal 6) or has such a conflict of interest and you wish to participate in the vote on Proposal 2, Proposal 3, Proposal 6 or Proposal 7, you should not check the corresponding box on Item 2a, Item 3a, Item 6a or Item 7a on the enclosed proxy card and you should not vote on Proposal 2, Proposal 3, Proposal 6 and/or Proposal 7 via the proxy card. Instead, you should contact our general counsel, at +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 2, Proposal 3, Proposal 6 and/or Proposal 7 (although your vote will not be counted towards the special majority required for approval of that proposal).  If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares and holders of shares in “street name” will receive proxy cards in order to instruct their brokers or banks, trustees or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which accompanies this Proxy Statement and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposal 1, 4 and 5, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 2, Proposal 3, Proposal 6 or Proposal 7, you will be deemed to have abstained from voting on such proposal.

If you are a controlling shareholder or you possess a personal interest in the approval of Proposal 2, Proposal 3, Proposal 6 or Proposal 7 you must contact our General Counsel at +972-77-971-4100 or Fax: +972-77-971-4182, who will provide you with an alternative proxy card to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a proxy card or voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee, please follow the enclosed instructions to direct your broker, bank, trustee or other nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker or bank, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for purposes of voting on the proposals. Therefore, if you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

If as a beneficial holder you believe that you are a controlling shareholder or you have a conflict of interest (as described above) with respect to Proposal 2, Proposal 3, Proposal 6 or Proposal 7 (as described above) you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 22, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a broker or bank, trustee or other nominee that is one of our shareholders of record at the close of business on May 22, 2016, or which appear in the participant listing of a securities depository on that date

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not later than June 20, 2017, will be voted in favor of Proposal 1, Proposal 4 and Proposal 5 and any other matters that may be presented to the Meeting and will not be voted with respect to Proposal 2, Proposal 3, Proposal 6 and Proposal 7, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 27, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of April 30, 2017.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd.(3)	9,389,555	42.8%
Wellington Management Group LLP (4)	1,944,094	8.9%
Lior Rosenberg(5)	1,913,822	8.7%
Migdal Insurance & Financial Holdings Ltd.(6)	1,685,947	7.7%
Directors and executive officers (7)	2,752,409	12.5%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,954,078 ordinary shares issued and outstanding as of April 30, 2017.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,180,582 ordinary shares held by CBI. Access Industries Holdings, LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Shares beneficially owned consist of 1,944,094 owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on a Schedule 13G/A filed on February 9, 2017, of the 1,944,094 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 1,769,527 ordinary shares and shared dispositive power with respect to all 1,944,094 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

Consists of (i) 140,367 ordinary shares held directly by Lior Rosenberg;  (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Dr. Rosenberg and (iii) options to purchase 38,000 ordinary shares granted to Dr. Rosenberg exercisable on or before June 29, 2017. Dr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 140,367 ordinary shares held directly by Lior Rosenberg;  (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Dr. Rosenberg and (iii) options to purchase 38,000 ordinary shares granted to Dr. Rosenberg exercisable on or before June 29, 2017. Dr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(6)
Shares beneficially owned consist of: (i) 469,001 ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), according to the following segmentation: 959,864 ordinary Shares are held by Profit participating life assurance accounts  509,137 ordinary Shares are held by Provident funds and companies that manage provident funds, and 0 ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 216,946 are beneficially held for their own account (Nostro account), as reported by Migdal on a Schedule 13G filed on January 26, 2017. Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
Consists of (i) 1,856,029 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 896,380 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to June 29, 2017 but have not been exercised as of April 30, 2017.

PROPOSAL 1

RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of eight directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Mr. Aharon Yaari, Mr. Ofer Gonen, Dr. Vickie R. Driver and Mr. Stephen T. Wills, four of our incumbent directors who are not external directors, for re-election as directors at the Meeting.  The terms of Mr. Meron Mann and Dr. Marian Gorecki expire at the Meeting.

 The Board has previously determined that each of Dr. Driver and Mr. Wills satisfies the Companies Law’s independent director requirements as well as the independence requirements under the NASDAQ Listing Rules.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

Our compensation committee and our Board have approved cash compensation for our non-external directors. Other than Mr. Yaari, their compensation is equal to the compensation that is paid to our external directors. Pursuant to the resolution of our shareholders at an extraordinary general meeting of our shareholders on January 28, 2016, Mr. Yaari receives annual and per meeting cash compensation that is two times the maximum amounts payable to an expert external director under Israeli law.  Mr. Gonen, who is an officer of CBI, our largest shareholder, has instructed the Company to pay his compensation to CBI. The compensation of our external directors is governed by the regulations promulgated under the Companies Law. Consistent with these regulations, we pay our external directors the maximum annual fee and the meeting attendance fees payable for experts under the regulations.  In each case, such cash compensation is payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees. It is anticipated that the terms of cash compensation of directors would not change during the term beginning on the date of the Meeting. Each of our directors is entitled to reimbursement for expenses (including travel expenses) in accordance with our expense reimbursement policy.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Aharon Yaari has served as a member of our board since November 2015 and as Chairman of our board since January 2016. Since 2016 Mr. Yaari serves as a director at IVN (Israeli Venture Network), an Israeli non-governmental organization. Previously, Mr. Yaari served as a director of CBI from May 2015 to December 2015. From 2013 to September 2015, Mr. Yaari served as the President and Chief Executive Officer of Oil Refineries Ltd. From 2009 to 2012, Mr. Yaari served as Head of Generic Systems at Teva Pharmaceuticals Ltd. From 1999 to 2008, Mr. Yaari served in several executive positions including President and Chief Executive Officer of Teva’s multi-billion Active Pharmaceutical Ingredients Division. From 1996 until 1999, Mr. Yaari served as President of Plantex USA. Mr. Yaari holds an MA in Economics (cum laude) and a B.A. in Economics and International Relations (cum laude) from the Hebrew University, Jerusalem, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen also serves as the CEO of CBI. Mr. Gonen manages CBI’s life science investments, business development, U.S.-based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board members of several companies: Gamida Cell Ltd., CureTech Ltd., BioCancell Ltd., Campus Bio L.P. and Clal Life Sciences L.P. Prior to joining CBI in 2003, Mr. Gonen was the general manager of Biomedical Investments, Ltd. as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense-oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Vickie R. Driver, DPM, MS, FACFAS, is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver is a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (AAWC), and recently completed her tenure as president for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (FDA) Clinical Endpoints Project.  She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (WHS) and Board Member to the Critical Limb Ischemia (CLI) Global Society. In addition, she serves on multiple clinical national and international committees that focus on preventing limb loss and improving wound healing in the high-risk population. She has served as an investigator for more than 70 important multi-center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts.    Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs.  Since 2015, she serves as Director, Translational Medicine, Wound Healing, Novartis Institute for Biomedical Research.  From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine.  From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado.  From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing.  Prior thereto she held various positions at multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence.  Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University..

Stephen T. Wills, CPA, MST, has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. or Palatin, a publicly-held biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential.  He has served in various roles in Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., or Derma, a publicly-held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director of Derma until December 2015 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton, and from 1991 to 2000 he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)
“RESOLVED, that Mr. Aharon Yaari be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Mr. Aharon Yaari, Mr. Ofer Gonen, Dr. Vickie R. Driver and Mr. Stephen T. Wills.

PROPOSALS 2 AND 3

ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law.

The Israeli Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions:(

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

Under regulations recently promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the NASDAQ Global Market, and that lack a controlling shareholder (as defined below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Israeli Companies Law requirements related to the composition of the audit and compensation committees of the Board.  Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority Board independence and the composition of the audit and compensation committees of the Board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder (CBI), we are not eligible for these exemptions under the new regulations.

Ms. Sarit Firon and Mr. Abraham Havron have served as our external directors since our initial public offering. In connection with the completion of their terms, the Board has nominated two new candidates to serve as external directors.

Mr. Kochan will serve as the chairman of the Company’s audit committee, including in its role as the compensation committee. Mr. Mashiach will serve as a member of the Company’s audit committee, including in its role as the compensation committee.

Proposal Two

The Board recommends the election of Sharon Kochan as an external director of the Company.

The Board has previously determined that Mr. Kochan satisfies the Companies Law’s external director requirements as well as the independent director requirements under the Companies Law and NASDAQ Listing Rules.

Subject to the election of Mr. Kochan as an external director, Mr. Kochan shall be entitled to the maximum annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approval of our shareholders in Proposal 5, the Company will to grant to Mr. Kochan options to purchase 10,000 of our ordinary shares under our 2014 Share Incentive Plan.  The terms of the options are described in Proposal 5 below.

The Company has received a statement from Mr. Kochan in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, Mr. Kochan meets the requirement of the Companies Law of an external director who qualifies as an “expert director”

The following biographical information is provided with respect to Mr. Kochan and is based upon information furnished to the Company by Mr. Kochan:

Sharon Kochan has served, since August 2012, as Executive Vice President & President, International and since March 2007 a member of the executive committee of Perrigo Company plc, or Perrigo, a global over-the-counter consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perrigo and from 2005 to March 2007, he served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005.  He completed the Senior Management Program at the Technion Institute of Management, received an MSc in Operations Research & Management Science from Columbia University and received a BSc in Industrial and Management Engineering from Tel-Aviv University, Israel.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Mr. Sharon Kochan as an External Director of MediWound Ltd., in accordance with the requirements of the Companies Law.”

Proposal Three

The Board recommends the election of Nissim Mashiach as an external director of the Company.

The Board has previously determined that Mr. Mashiach satisfies the Companies Law’s external director requirements as well as the independent director requirements under the Companies Law and NASDAQ Listing Rules.

Subject to the election of Mr. Mashiach as an external director, Mr. Mashiach shall be entitled to the maximum annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approval of our shareholders in Proposal 5, the Company will to grant to Mr. Mashiach options to purchase 10,000 of our ordinary shares under our 2014 Share Incentive Plan.  The terms of the options are described in Proposal 5 below.

The Company has received a statement from Mr. Mashiach, in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law.  Furthermore, Mr. Mashiach meets the requirement of the Companies Law of an external director who qualifies as an “accounting and financial expert”.

The following biographical information is provided with respect to Mr. Mashiach and is based upon information furnished to the Company by Mr. Mashiach:

Nissim Mashiach served as President and Chief Executive Officer of Macrocure Ltd., or Macrocure, from June 2012 to January 2017. Macrocure was a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds which was listed on the Nasdaq Global Market. From 2009 to 2012, he served as General Manager at Ethicon, a Johnson & Johnson company,. Prior to Ethicon, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., a company acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester, England, an MPharmSc from the Hebrew University, Jerusalem, Israel, and a BSc, Chemical Engineering from the Technion-Israel Institute of Technology, Haifa, Israel.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Mr. Nissim Mashiach as an External Director of MediWound Ltd., in accordance with the requirements of the Companies Law.”

Required Vote

The vote required for approval of each of Proposal 2 and Proposal 3 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, election of each of the external directors requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of election of such external director that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the election of such external director not exceed two percent (2%) of the aggregate voting power of our Company.

 Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the election of each of the external directors, and failure to do so disqualifies the shareholder from participating in the vote on the applicable proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 2 or Proposal 3 (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 2a on the accompanying proxy card with respect to Proposal 2 and you must check the box for Item 3a on the accompanying proxy card with respect to Proposal 3. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on approval of the election of each of the external directors, you should not check the box for Item 2a or Item 3a, as applicable, on the enclosed proxy card and you should not vote on the approval of the election of external directors via the proxy card. Instead, you should contact our general counsel, at  +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the applicable proposal (although your vote will not be counted towards the special majority required for approval of the applicable proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the election of each of Mr. Sharon Kochan and Mr. Nissim Mashiach as external directors.

PROPOSAL 4

APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer Gabbay and Kasierer, served as our independent registered public accounting firm since their appointment in 2001 (the Company’s inception). Our audit committee and board of directors resolved to nominate Kost Forer Gabbay and Kasierer for reappointment as our independent registered public accounting firm, until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer Gabbay and Kasierer’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Kost Forer Gabbay and Kasierer’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2017, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer Gabbay and Kasierer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 4.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 5

APPROVAL OF GRANTS OF OPTIONS TO PURCHASE ORDINARY SHARES OF OUR
COMPANY TO DR. DRIVER AND MESSRS. WILLS, KOCHAN AND MASHIACH

Background

The Companies Law and the regulations promulgated thereunder provide that a grant of options to purchase securities of a company to a director of the company must be awarded as part of a compensatory plan that is available by its terms to other office holders. Such grant of options must be approved by a company’s compensation committee, board of directors and shareholders, in that order.

Accordingly, each of our compensation committee and Board approved, in accordance with the Compensation Policy and subject to the approval of our shareholders, the following grants of options, or the Options Grant:

•
Contingent upon re-election pursuant to Proposal 1, a grant of options to purchase 10,000 ordinary shares of our Company to each of Dr. Vickie R. Driver and Mr. Stephen T. Wills, our recently-elected non-external directors; and

•
contingent upon their election as directors at the Meeting pursuant to Proposals 2 and 3 above, a grant of options to purchase 10,000 ordinary shares of our Company, to each of the Company’s external directors, Messrs. Sharon Kochan and Nissim Mashiach.

The options included in the Options Grant will:

•	be granted as of the date of the Meeting;

•	become vested and exercisable over three years beginning on the first anniversary of the grant.

•	have an exercise price equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date;

•	have a term expiring five years from the date of grant, unless earlier terminated in accordance with our 2014 Share Incentive Plan, or the 2014 Plan;

•
if the director’s service in the Company is terminated without cause within one year after the consummation of a Merger/Sale (as defined under the 2014 Plan), any options that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon such event; and

•	will otherwise be subject to the terms of the 2014 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the grant to each of Dr. Vickie R. Driver and Mr. Stephen T. Wills contingent upon re-election to the board of directors at the Meeting pursuant to Proposal 1 of the proxy statement relating to the Meeting and to Mr. Sharon Kochan and Mr. Nissim Mashiach, the external directors of the Company, contingent upon their election to the board of directors at the Meeting pursuant to Proposals 2 and 3 of the proxy statement relating to the Meeting, respectively, of options to purchase 10,000 shares of the Company upon the terms described in Proposal 5 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

Required Vote

As described above, the approval of the Options Grant requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.

PROPOSAL 6

APPROVAL OF THE EXTENSION OF OUR SUBLEASE AGREEMENT WITH CLAL LIFE
SCIENCE L.P., A SUBSIDIARY OF OUR CONTROLLING SHAREHOLDER

Background

Under the Companies Law, an extraordinary transaction with a controlling shareholder of a public company requires the approval of the audit committee, the board of directors and the shareholders, with a special majority as described below.

In December 2013, the Company entered into a sub-lease agreement (as amended from time to time) with Clal Life Science L.P., or CLS, a partnership fully owned by Clal Biotechnology Industries Ltd., our controlling shareholder, for the lease of our offices, research and development laboratories, warehouse and manufacturing facility, or the Sub-Lease Agreement. According to the Sub-Lease Agreement and following the Company’s request, the initial term was for 2 years and expired on December 31, 2015. The Company had an option to extend the initial term for two one-year periods, or the Extended Period, which were exercised. The current Extended Period will end on December 31, 2017.

The facility consists of approximately 12,480 square feet of space and current lease payment of $55,496 per month.

As reported in our Annual Report on Form 20-F, the Company is planning to increase the capacity by constructing a new manufacturing facility, which the Company estimates will be valid and qualified, subject to a successful cGMP audit, during 2020. Therefore, our audit committee and board of directors have approved, subject to the approval of our shareholders, the renewal of the Sub-Lease Agreement, or the Sublease Extension, under the following terms:

1.          The term of the lease will be extended for 2 years from January 1, 2018, or the Initial Term. The Initial Term of the lease will be automatically renewed for 2 additional terms of 1 year each, or the Extended Terms under the same terms, unless we notify CLS in writing at least 60 days prior to the end of the Initial Term or each Extended Term that we do not wish to renew the Sub-Lease Agreement.

2.          The monthly payment beginning on January 1, 2018 shall be $58,825 and will be increased by 4% every two years from January 1, 2018 (i.e., the next 4% increase will take place on January 1, 2020 and will be valid until December 31, 2021).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the Sublease Extension between the Company and Clal Life Science L.P., a subsidiary of the Company’s controlling shareholder, be, and the same hereby is, approved. ”

Required Vote

The vote required for approval of the Sublease Extension is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 6 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the Sublease Extension requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by shareholders who do not have a conflict of interest concerning the approval of the Sublease Extension that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against approval of Sublease Extension does not exceed two percent (2%) of the aggregate voting power of our Company.

 Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder has a conflict of interest (as described above) in the approval of the Sublease Extension, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 6a on the accompanying proxy card. If you believe that you, or a related party of yours, has such a conflict of interest and you wish to participate in the vote on the Sublease Extension, you should not check the box for Item 6a on the enclosed proxy card and you should not vote on the approval of the Sublease Extension via the proxy card. Instead, you should contact our general counsel, at  +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Sublease Extension.

PROPOSAL 7

APPROVAL OF PAYMENT OF THE ANNUAL BONUS TO OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

According to our Compensation Policy, the Company is required to prepare an Executive Management Bonus Plan, which contains a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. In addition, a non-material portion of the bonus, which shall be up to 20%, may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of the Company’s executive to the Company.  In March 2016, the Compensation Committee and our Board approved the final terms of the Executive Management Bonus Plan for 2016, or the 2016 Bonus Plan, of up to six months’ of such Company’s executive’s monthly fixed compensation for the specific year.

Our compensation committee and our Board, in accordance with the Compensation Policy and based on the achievement of certain criteria in the 2016 Bonus Plan, and subject to approval of our shareholders, approved an annual bonus of approximately USD 97,000 (based on a exchange rate of NIS 3.62 to USD 1.00) which is equal to three months’ fixed compensation, to be payable to our Gal Cohen, our President and Chief Executive Officer, or the CEO Annual Bonus.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the annual bonus for 2016 to Gal Cohen, the Company’s President and Chief Executive Officer in the amount of approximately USD 97,000 (based on a exchange rate of NIS 3.62 to USD 1.00) be, and the same hereby is, approved. ”

Required Vote

The vote required for approval of the CEO Annual Bonus is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 7 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the awarding of the CEO Annual Bonus requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of the awarding of the CEO Annual Bonus that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the awarding of the CEO Annual Bonus does not exceed two percent (2%) of the aggregate voting power of our Company.

 Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

 A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Annual Bonus, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 7a on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the awarding of the CEO Annual Bonus, you should not check the box for Item 7a on the enclosed proxy card and you should not vote on the approval of the CEO Annual Bonus via the proxy card. Instead, you should contact our general counsel, at  +972-77-971-4100 or Fax; +972-77-971-4182, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Annual Bonus.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

 For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on February 21, 2017, and available on the “Investor Relations” section of our Company’s website at www.mediwound.com or through the SEC’s website www.sec.gov.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F, filed with the SEC on February 21, 2017, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel May 17, 2017	By order of the Board of Directors: Aharon Yaari, Chairman of the Board of Directors